Delisting Determination,The Nasdaq Stock Market, LLC,
July 10, 2008, Distributed Energy Systems Corporation.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Distributed Energy Systems Corporation
(the Company), effective at the opening of the trading session on July 21, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4330(a)(01). The Company was notified of the Staffs determination on June 6, 2008. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on June 20, 2008.